UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 16, 2018

HANMI FINANCIAL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Delaware	000-30421	95-4788120
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

3660 Wilshire Boulevard, PH-a, Los Angeles, California		90010
(Address of Principal Executive Offices)		(Zip Code)

Registrant’s telephone number, including area code: (213) 382-2200

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On August 20, 2018, Hanmi Financial Corporation (“Hanmi”) entered into an amendment (“Amendment No. 1”) to the Agreement and Plan of Merger, dated as of May 18, 2018, with SWNB Bancorp, Inc. (the “Merger Agreement,” together with Amendment No. 1, the “Amended Merger Agreement”).

Amendment No. 1 amends the individual election limits for SWNB shareholders. Under the terms of the Amendment No. 1, each SWNB shareholder may elect to receive for each share of SWNB common stock they own either: (i) $5.74 in cash or (ii) 0.1961 shares of Hanmi common stock, provided that, in the aggregate, 70% of the SWNB shares issued and outstanding will be converted into Hanmi common stock and the remaining shares will be converted into cash. Previously, under the terms of the Merger Agreement, each SWNB shareholder may have elected to receive for each share of SWNB common stock they own either: (i) $5.74 in cash or (ii) 0.1961 shares of Hanmi common stock, provided that, in the aggregate, 80% of the SWNB shares issued and outstanding would have been converted into Hanmi common stock and the remaining shares will be converted into cash.

Other than as expressly modified pursuant to Amendment No. 1, the Merger Agreement, which was previously filed as Exhibit 2.1 to the Current Report on Form 8-K filed with the Securities and Exchange Commission by the Company on May 21, 2018, remains in full force and effect as originally executed on May 18, 2018. The foregoing description of Amendment No.1 does not purport to be complete and is subject to, and qualified in its entirety by the full text of Amendment No. 1 attached hereto as Exhibit 2.1 to this Current Report on Form 8-K, which is incorporated herein by reference.

Item 8.01	Other Events.

Pursuant to the Merger Agreement, SWNB convened a special meeting of shareholders (the “Special Meeting”) on Thursday, August 16, 2018 at 2:00 p.m., local time, at Southwestern National Bank’s corporate headquarters, 6901 Corporate Drive, Houston, Texas 77036. The Special Meeting was adjourned to allow the shareholders of SWNB additional time to consider the Amendment No. 1. The Special Meeting has been adjourned to August 28, 2018 at 2:00 p.m., local time, at Southwestern National Bank’s corporate headquarters, 6901 Corporate Drive, Houston, Texas 77036, to consider and vote upon the proposals described in the notice of meeting that was sent to each shareholder of record as of the close of business on July 9, 2018. A letter was mailed to SWNB shareholders on or about August 20, 2018 announcing the adjournment of the Special Meeting. A copy of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Supplement to the Proxy Statement/Prospectus

This Current Report on Form 8-K (this “Form 8-K”) is being filed to update and supplement the proxy statement/prospectus (the “proxy statement/prospectus”), (1) included in the Registration Statement on Form S-4, File No. 333-225818, filed by Hanmi, with the Securities and Exchange Commission (the “SEC”), and declared effective by the SEC on July 12, 2018, (2) filed by Hanmi with the SEC as a prospectus on July 12, 2018, and (3) mailed by SWNB to its shareholders on or around July 18, 2018. The information contained in this Form 8-K is incorporated by reference into the proxy statement/prospectus. Terms used in this Form 8-K, but not otherwise defined, shall have the meanings ascribed to such terms in the proxy statement/prospectus.

The supplemental information contained in this Form 8-K should be read in conjunction with the proxy statement/prospectus, which should be read in its entirety. To the extent that information in this Form 8-K differs from or updates information contained in the proxy statement/prospectus, the information in this Form 8-K shall supersede or supplement the information in the proxy statement/prospectus. The information contained in this supplement speaks only as of August 20, 2018, unless the information specifically indicates that another date applies.

If you have not already submitted a proxy for use at the SWNB Special Meeting, you are urged to do so promptly. This Form 8-K does not affect the validity of any proxy card or voting instructions that SWNB shareholders may have previously received or delivered following the distribution of the proxy material dated July 12, 2018. No action is required by any SWNB shareholder who has previously delivered a proxy or voting instructions following the distribution of the proxy material dated July 12, 2018 and who does not wish to revoke or change that proxy or voting instructions.

The disclosure in the second paragraph on the cover page of the proxy statement/prospectus is hereby replaced in its entirety with the following:

If the merger is completed, SWNB stockholders will be entitled to elect to receive for each share of SWNB common stock that they own: (1) $5.74 in cash or (2) 0.1961 shares of Hanmi common stock. SWNB stockholders may receive cash and/or Hanmi common stock for their shares of SWNB common stock. However, individual elections will be limited by the requirement that 70% of the shares of SWNB common stock must be exchanged for Hanmi common stock and 30% must be exchanged for cash. Therefore, the amount of Hanmi common stock and/or cash that each SWNB stockholder receives will depend on the elections made by other SWNB stockholders. Based upon the 13,535,036 shares of SWNB common stock outstanding as of July 9, 2018, Hanmi expects to pay approximately $23.7 million in cash and issue approximately 1,857,954 shares of Hanmi common stock upon completion of the merger.

The disclosure in the second full paragraph on page 1, the third full paragraph on page 7 and the second full paragraph on page 49 of the proxy statement/prospectus is amended to replace each reference to “80%” and “20%” with “70%” and “30%,” respectively.

The last two sentences of the second full paragraph on page 8 and the table on page 8 of the proxy statement/prospectus are hereby replaced in their entirety with the following:

The implied value of one share of SWNB common stock is computed by adding the sum of: (1) 0.7 times the price of a share of Hanmi common stock by the 0.1961 exchange ratio and (2) 0.3 times the cash consideration of $5.74. See “Description of the Merger—Consideration to be Received in the Merger.”

	Hanmi Common Stock	Cash Consideration	Implied Price Per Share of SWNB Common Stock
May 18, 2018	$28.65	$5.74	$5.65
July 9, 2018	$29.50	$5.74	$5.77
August 15, 2018	$25.35	5.74	$5.20

The following paragraph is added to the proxy statement/prospectus on page 35, immediately prior to the heading “SWNB’s Reasons for the Merger; Recommendation of SWNB’s Board of Directors.”

On August 20, 2018, the Hanmi board of directors and the SWNB board of directors agreed to approve a change in the mix of the merger consideration so that 70% of the shares of SWNB common stock must be exchanged for Hanmi common stock and 30% must be exchanged for cash.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Description

2.1	Amendment No. 1 to the Agreement and Plan of Merger, dated as of August 20, 2018, by and between Hanmi Financial Corporation and SWNB Bancorp, Inc.

99.1	Letter to SWNB Shareholders, dated August 20, 2018

Forward-Looking Statements

This Current Report on Form 8-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, statements about (1) the benefits of the merger between Hanmi and SWNB, including anticipated future results, cost savings and accretion to reported earnings that may be realized from the merger; (2) Hanmi and SWNB’s plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts; and (3) other statements identified by words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” or words of similar meaning.

Forward-looking statements involve risks and uncertainties that may cause actual results to differ materially from those in such statements. The following factors, among others, could cause actual results to differ materially from the anticipated results expressed in the forward-looking statements: the businesses of Hanmi and SWNB may not be combined successfully, or such combination may take longer than expected; the cost savings from the merger may not be fully realized or may take longer than expected; operating costs, customer loss and business disruption following the merger may be greater than expected; the stockholders of SWNB may fail to approve the merger; credit and interest rate risks associated with Hanmi’s and SWNB’s respective businesses; and difficulties associated with achieving expected future financial results. Additional factors that could cause actual results to differ materially from those expressed in the forward-looking statements are discussed in Hanmi’s reports (such as the Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the SEC and available at the SEC’s Internet website (www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Hanmi or SWNB or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Except as required by law, Hanmi and SWNB do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statement is made.

Important Additional Information and Where to Find It

This communication is being made in respect of the proposed merger between Hanmi and SWNB. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transaction, Hanmi filed a registration statement on Form S-4 with the SEC on June 22, 2018, that includes a proxy statement of SWNB and a prospectus of Hanmi (the “Proxy Statement/Prospectus”), as well as other relevant documents regarding the proposed transaction. The registration statement on Form S-4 has been declared effective and the Proxy Statement/Prospectus was first mailed to stockholders of SWNB on or about July 18, 2018. Before making any voting or investment decision, investors and security holders of SWNB are urged to carefully read the entire registration statement and Proxy Statement/Prospectus, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by Hanmi with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by Hanmi may be obtained free of charge at its website at www.hanmi.com or by contacting Hanmi Financial Corporation, 3660 Wilshire Boulevard, Penthouse Suite A, Los Angeles, California 90010, Attention: Richard Pimentel, Corporate Finance Officer, telephone (213) 427-3191.

Hanmi and SWNB and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies of SWNB’s shareholders in connection with the proposed transaction. Information about the directors and executive officers of Hanmi and their ownership of Hanmi common stock is set forth in the proxy statement for Hanmi’s 2018 Annual Meeting of Shareholders, as filed with the SEC on Schedule 14A on April 13, 2018. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANMI FINANCIAL CORPORATION

DATE: August 20, 2018	By:	/s/ C. G. Kum
C. G. Kum
Chief Executive Officer